210, 1167 Kensington Cr. N.W
Calgary, Alberta
Canada T2N 1X7

 FOR IMMEDIATE RELEASE
Oncolytics Biotech® Inc. Announces Positive Results of
U.K. Phase II REOLYSIN® and Radiation Combination Clinical Trial

CALGARY, AB, --- April 7, 2009 - Oncolytics Biotech Inc. (“Oncolytics”) (TSX:ONC, NASDAQ:ONCY) today announced positive results in its U.K. Phase II clinical trial to evaluate the objective tumour response rate of REOLYSIN® in combination with low-dose radiation in patients with advanced cancers.

A total of 16 heavily pretreated patients with advanced cancer (melanoma (5), colorectal (4), gastric (1), pancreas (1), ovarian (1), lung (1), cholangiocarcinoma (1) sinus (1), and thyroid (1)) were enrolled in the trial.  Most patients had received prior chemotherapy (13 patients) or radiation (5 patients). Of 14 patients evaluable for response, 13 patients had stable disease (SD) or better in the treated target lesions.  Of these, partial responses (PR) were observed in four patients (lung, melanoma (2) and gastric) and minor responses were observed in two patients (thyroid, ovarian), for a total disease control rate (stable disease + partial response + complete response) of 93% in the treated lesions.  The combination was well tolerated, with only mild (Grade 1 or 2) toxicities noted.

“This is a very high disease control rate in patients who have undergone prior therapies,” said Dr. Brad Thompson, President and CEO of Oncolytics. “This combination resulted in marked responses or stabilization in the treated target lesions for most of the patients. These results are expected to allow us to pursue REOLYSIN in combination with radical radiotherapy in future clinical trials.”

The trial (REO 008) was an open-label, single-arm, multi-centre Phase II study of REOLYSIN delivered via intratumoural injection to patients during treatment with low-dose fractionated radiotherapy.  20 Gy of radiation was given in five consecutive daily 4 Gy fractions combined with two intratumoural injections of REOLYSIN (1x10(10) TCID(50)) on days two and four. The primary endpoint was objective tumour response rate in treated lesions. Secondary endpoints were to evaluate viral replication, immune response, and safety. Eligible patients included those diagnosed with advanced or metastatic cancers that are refractory (have not responded) to standard therapy or for which no curative standard therapy exists.  The Phase II trial followed a successful Phase Ia/Ib combination REOLYSIN/radiation trial in which local and systemic responses were noted.

The Principal Investigator for the trial is Dr. Kevin Harrington of the Targeted Therapy Laboratory, Cancer Research UK Centre for Cell and Molecular Biology at The Institute of Cancer Research and Honorary Consultant in Clinical Oncology at The Royal Marsden NHS Foundation Trust.
About Oncolytics Biotech Inc.

Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics’ clinical program includes a variety of Phase I/II and Phase II  human trials using REOLYSIN, its proprietary formulation of the human reovirus, alone and in combination with radiation or chemotherapy.  For further information about Oncolytics, please visit www.oncolyticsbiotech.com

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company’s expectations related to the U.K. Phase II combination REOLYSIN/radiation clinical trial, and the Company’s belief as to the potential of REOLYSIN as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the tolerability of REOLYSIN outside a controlled test, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable law.

FOR FURTHER INFORMATION PLEASE CONTACT:
Oncolytics Biotech Inc. Cathy Ward 210, 1167 Kensington Cr NW Calgary, Alberta T2N 1X7 Tel: 403.670.7377 Fax: 403.283.0858 cathy.ward@oncolytics.ca	The Equicom Group Nick Hurst 325-300 5th Ave. SW Calgary, AB, T2P 3C4 Tel: 403.538.4845 Fax: 403.266.2453 nhurst@equicomgroup.com	The Investor Relations Group Damian McIntosh 11 Stone St, 3rd Floor New York, NY 10004 Tel: 212.825.3210 Fax: 212.825.3229 dmcintosh@investorrelationsgroup.com